UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer
DC Wellness, Inc

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Michigan

    Date of organization

August 12, 2019

Physical address of issuer
115 Breckenridge Lane, Battle Creek, MI 49015

Website of issuer
https://www.mylifewell.com/

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer will shall pay to the intermediary at the conclusion of the Offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the issuer in the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank & Trust

Type of security offered
Crowd Notes

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes

☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$700,000.00

Deadline to reach the target offering amount
February 27, 2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end (December 31, 2021)	Prior fiscal year-end (December 31, 2020)
Total Assets	$458,587	$383,806
Cash & Cash Equivalents	$53,357	$119,062
Accounts Receivable	$23,551	$916
Short-term Debt	$35,762	$59,266
Long-term Debt	$0	$0
Revenues/Sales	$16,164	$2,457
Cost of Goods Sold	$1,176	$0
Taxes Paid	$0.00	$0.00
Net Income	($451,715)	($372,109)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

islands.

September 20, 2022

FORM C

Up to $700,000.00

DC Wellness, Inc.



Crowd Notes

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by DC Wellness, Inc, a Michigan corporation (the "Company," as well as references to "DC Wellness," "MyLifeWell," "we," "us," or "our") doing business as MyLifeWell, to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Notes of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $700,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "THE OFFERING AND THE SECURITIES--The Securities". In order to purchase the Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing. The Intermediary will also be entitled to receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the Issuer in the Offering.

	Price to Investors	Service Fees and Commissions [1][2]	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$5.00	$95.00
Aggregate Minimum Offering Amount	$25,000.00	$1,250.00	$23,750.00
Aggregate Maximum Offering Amount	$700,000.00	$35,000.00	$665,000.00

(1)   This excludes fees to the Company's advisors, such as attorneys and accountants.

(2)   The Issuer will owe five percent (5%) of the amount raised in the Offering to the Intermediary at the conclusion of the Offering. The Intermediary will also receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the Issuer in the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act"), and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://www.mylifewell.com/ no later than 120 days after the end of the Company's fiscal year. **The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of**

Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is September 20, 2022.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

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2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND

IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF

REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this

Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C and any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the U.S. Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: https://www.mylifewell.com/

The Company must continue to comply with the ongoing reporting requirements until:

1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

DC Wellness, Inc (the "Company") is a Michigan corporation, formed on August 12, 2019. The Company is currently also conducting business under the name of "MyLifeWell".

The Company is located at 115 Breckenridge Lane, Battle Creek, MI 49015.

The Company's website is https://www.mylifewell.com/.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

MyLifeWell (DC Wellness, Inc) is a holistic employee wellness company founded to streamline an employee's end-to-end wellness journey in one seamless platform. Its primary business model involves selling a subscription service to employers on a per-employee basis. Its secondary revenue stream includes upselling other wellness products and services to increase average revenue per employee. The company focuses on improving clients' culture for a better-engaged workforce to improve talent acquisition and retention. The company works hand in hand with the clients' HR team to understand their solutions, practices, and processes around employee health and wellness. The company also provides B2C services via selling non-corporate memberships and offering individual courses for purchase. MyLifeWell focuses on communication and education to help clients address mental wellness and retention challenges.

The Offering

Minimum amount of Crowd Notes being offered	$25,000 Principal Amount
Total Crowd Notes outstanding after Offering (if minimum amount reached)	$25,000 Principal Amount
Maximum amount of Crowd Notes	$700,000 Principal Amount
Total Crowd Notes outstanding after Offering (if maximum amount reached)	$700,000 Principal Amount
Purchase price per Crowd Note	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	February 27, 2023
Use of proceeds	See the description of the use of proceeds on page 32 hereof.
Voting Rights	See the description of the voting rights on page 42 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We have incurred significant operating losses in the past, and we may not be able to generate sufficient revenue to be profitable, or to generate positive cash flow on a sustained basis.

From January 2020 through June 2022, we have incurred losses of approximately $1,059,267, have negative cash flows from operations since inception, and require outside capital to operate. We have incurred significant costs to operate our business. If we cannot successfully earn revenue at a rate that exceeds the operational costs, including general administrative and marketing expenses, we will not be able to achieve or sustain profitability or generate positive cash flow on a sustained basis.

Furthermore, we cannot assure you that the amount of revenue we have achieved over the past few years will continue at the same rate or even continue to grow at all. In the future our revenue may decline because of a variety of factors, including increased competition and the maturation of our business. You should not consider our historical revenue growth or operating expenses as indicative of our future performance. If our revenue growth rate declines or our operating expenses exceed our expectations, our financial performance may be adversely affected.

Additionally, we also expect our costs to increase in future periods, which could negatively affect our future operating results and ability to achieve profitability. We expect to continue to expend substantial financial and other resources on sales and marketing; expansion in an effort to increase our customer base, engagement, and sales; capital expenditures, including costs related to our facilities, that we will incur to grow our operations and remain competitive; and general administration, including legal and accounting expenses.

These investments may not result in increased revenue or growth in our business. If we fail to continue to grow our revenue and overall business, our business, operating results, and financial condition would be harmed.

The amount of capital the Company is attempting to raise in this Offering is not enough to

The amount of capital the company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, and goods and services taxes, in the United States.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are

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reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.

Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

* our ability to effectively manage our working capital;

* our ability to satisfy consumer demands in a timely and cost-effective manner;

* pricing and availability of labor and materials;

pricing and availability of labor and materials;

* our inability to adjust certain fixed costs and expenses for changes in demand;

* shifts in geographic concentration of customers, supplies and labor pools; and

* seasonal fluctuations in demand and our revenue.

The Company's success depends on the experience and skill of the board of directors, its executive officers, and key employees.

In particular, the Company is dependent on Gaurav Goomer and Doug Grosso who are executive officers of the Company. The Company has or intends to enter into employment agreements with Liana Buenaventura, although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Gaurav

Goomer and Doug Grosso or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Gaurav Goomer in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in case of death or disability, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Our ability to sell our products and services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.

Once our products are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in deploying these products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional products and services to existing customers would be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

In order for the Company to compete and grow, it must attract, recruit, retain, and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, sponsorships/brand cooperation, or loss of users, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

If we fail to attract and retain enough sufficiently trained customer service associates and other personnel to support our operations, our business and results of operations will be seriously harmed.

We rely on customer service associates, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified customer service associates. Companies in our industry, including us, experience high employee attrition. Our attrition rate for our customer service associates who remained with us following a 90-day training and orientation period was on average approximately 5% per month. A significant increase in the attrition rate among our customer service associates could decrease our operating efficiency and productivity. Our failure to attract, train and retain customer service associates with the qualifications necessary to fulfill the needs of our existing and future clients would seriously harm our business and results of operations.

We depend and may depend in the future on other third-party service providers and outsource providers for a variety of services and we may outsource a number of our non-core functions and operations.

In certain instances, we rely or may rely in the future on single or limited-service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers outsourcing or if outsourced services to us are interrupted or not performed or the performance is poor, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.

Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

We may rely on subcontractors and partners to provide customers with a single-source solution or we may serve as a subcontractor to a third party prime contractor.

From time to time, we may engage subcontractors, teaming partners or other third parties to provide our customers with a single-source solution for a broader range of service needs. Similarly, we are and may in the future be engaged as a subcontractor to a third party prime contractor. Subcontracting arrangements pose unique risks to us because we do not have control over the customer relationship, and our ability to generate revenue under the subcontract is dependent on the prime contractor, its performance and relationship with the customer and its relationship with us. While we believe that we perform appropriate due diligence on our prime contractors, subcontractors and teaming partners and that we take adequate measures to ensure

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that they comply with the appropriate laws and regulations, we cannot guarantee that those parties will comply with the terms set forth in their agreements with us (or in the case of a prime contractor, their agreement with the customer), or that they will be reasonable in construing their contractual rights and obligations, always act appropriately in dealing with us or customers, provide adequate service, or remain in compliance with the relevant laws, rules or regulations. We may have disputes with our prime contractors, subcontractors, teaming partners or other third parties arising from the quality and timeliness of work being performed, customer concerns, contractual interpretations or other matters. We may be exposed to liability if we lose or terminate a subcontractor or teaming partner due to a dispute, and subsequently have difficulty engaging an appropriate replacement or otherwise performing their functions in-house, such that we fail to fulfill our contractual obligations to our customer. In the event a prime contract, under which we serve as a subcontractor, is terminated, whether for non-performance by the prime contractor or otherwise, then our subcontract will similarly terminate and we could face contractual liability and the resulting contract loss could adversely affect our business and results of operations.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

If we fail to maintain or expand our relationships with our suppliers, in some cases single-source suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.
In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. If we are not able to maintain or expand our

direction that are requested by our customers. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses.

The collection, processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.

We receive, collect, process, transmit, store and use a large volume of personally identifiable information and other sensitive data from customers and potential customers. There are federal, state and foreign laws regarding privacy, recording telephone calls and the storing, sharing, use, disclosure and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed and transmitted. Any violations

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of these laws and regulations may require us to change our business practices or operational structure, address legal claims and sustain monetary penalties and/or other harms to our business.

The regulatory framework for privacy issues in the United States and internationally is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our platform. If either we or our third party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation and harm our business.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

We plan to implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The development and commercialization of our services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information by encrypting the DNA data, storing it separately from the consumer's data and working with top cyber security experts in the US. The expenses associated with protecting this information could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in operations including product maintenance and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

We are subject to rapid technological change and dependence on new product development.
Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.
Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other

or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

Negative public opinion or negative reviews could damage our reputation and adversely affect our business.

Reputation risk, or the risk to our business from negative public opinion or negative reviews, is inherent in our business. Negative public opinion or negative reviews can result from our actual or alleged conduct in any number of our activities. Negative public opinion can also result from media coverage, whether accurate or not. Negative public opinion or negative reviews can adversely affect our ability to attract and retain customers and employees and can expose us to litigation and regulatory action.

Fluctuations in the mix of customer demand for our various types of solution offerings could impact our financial performance and ability to forecast performance.

impact our financial performance and inability to forecast performance

Due to fluctuations in customer needs, changes in customer industries, and general economic conditions, customer demand for the range of our offerings varies from time to time and is not predictable. In addition, our gross margins vary by customer and by segment and the mix of services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. As a result, the mix of solutions we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in service mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one quarter as an indication of our future performance.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.

We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.

Our revenues are generated primarily from servicing customers seeking to hire qualified professionals in the technology, healthcare, hospitality and finance sectors and the energy industry. Demand for these professionals tends to be tied to economic and business cycles. Increases in the unemployment rate, specifically in the technology, healthcare, finance and other vertical industries we serve, cyclicality or an extended downturn in the economy could cause our vertical industries we serve, cyclically or an extended downturn in the economy could cause our revenues to decline. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown

COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: marketing and sales efforts. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

Our business and financial condition may be impacted by military actions, global terrorism, natural disasters and political unrest.

Unanticipated conditions, events, or catastrophes, both in the U.S. and globally, could disrupt our operations and negatively impact our business as well as disrupt our clients' businesses, which may result in a further adverse impact on our business. As a result, significant disruptions caused by such events could materially and adversely affect our business and financial condition.

Risks Related to the Securities

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The terms of this Offering have been arbitrarily determined.
If you purchase the Securities in this Offering, you will pay a price that was not established in a competitive market. Rather, you will pay a price that was arbitrarily determined by us. The Offering price for the Securities may bear no relationship to our assets, book value, historical results of operations or any other established criterion of value, and may not be indicative of the fair value of the Securities. The trading price, if any, of the Securities that may prevail in any market that may develop in the future, for which there can be no assurance, may be higher or lower than the price you pay.

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States

except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

No public market for our Securities currently exists, and an active trading market may not develop or be sustained following this Offering.

A public market does not currently exist for the Securities and we cannot predict whether an active market for our Securities will ever develop in the future. In the absence of an active trading market, investors may have substantial difficulty selling their Securities or any securities underlying the Securities, or getting any liquidity for their investment.

The lack of an active market impairs our investors' ability to sell the Securities at the time they wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of shares of the Securities. An inactive market may also impair our ability to raise capital to continue to fund operations by selling additional Securities or any other of our securities and may impair our ability to expand our operations through acquisitions by using our securities as consideration.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the Intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.

Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

A majority of the Company is owned by a small number of owners.

Prior to the Offering the Company's current owners of 20% or more beneficially own up to 83% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Michigan law, these owners may be able to exercise significant influence over matters requiring owner approval, including the appointment of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on a portion of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early; if the Offering reaches its target Offering amount after 30-calendar days but before the deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

MyLifeWell (DC Wellness, Inc) is a holistic employee wellness company founded to streamline an employee's end-to-end wellness journey in one seamless platform. Its primary business model involves selling a subscription service to employers on a per-employee basis. Its secondary revenue stream includes upselling other wellness products and services to increase average revenue per employee. The company focuses on improving clients' culture for a better-engaged revenue per employee. The company focuses on improving clients' culture for a better engaged workforce to improve talent acquisition and retention. The company works hand in hand with the clients' HR team to understand their solutions, practices, and processes around employee health and wellness. The company also provides B2C services via selling non-corporate memberships and offering individual courses for purchase. MyLifeWell focuses on communication and education to help clients address mental wellness and retention challenges.

Business Plan

Post COVID-19, companies have been looking for holistic, scalable, and incentive based health and wellness solutions. We believe that current solutions fail to meet the needs of the changing landscape, leading to management of multiple vendors, a broken client journey and lower engagement. MyLifeWell is a wellness lifestyle platform integrating wellness across multiple dimensions, combined with custom programming and flexible rewards. We help streamline a client's end to end wellness journey with the goal of eliminating the pain points and mitigating the higher costs of managing multiple vendors. MyLifeWell seeks to stand out from the competition by providing customization and personalization capabilities both at the company level and at the employee level. As part of our monetization strategy, we charge a subscription fee per user to access the platform and then focus on increasing the average revenue per user by selling vacation packages, 1:1 coaching packages, and wellness products through the rewards store. The pricing for the subscription fee varies based on company size with an average price of $5 per employee per month. Individual (non-corporate/B2C) memberships are also available for $14.90 per month and include a 21-day free trial.[1]

History of the Business

The Company was originally organized as DC Wellness LLC on 6/18/2018. That company was dissolved 8/9/2019, and DC Wellness Inc. was incorporated 8/12/2019.

The Company's Products and/or Services

Product / Service	Description	Current Market
Holistic Employee Wellness Program	The program involves customizing and personalizing the platform to each client needs including creation of customized home screen, challenges, content pushes and incentive management	Corporate Wellness markets in North America *Note: MyLifeWell is a global platform, but the near-term efforts are focused on the North American market*
Travel Well	The company has built a wellness travel platform and carries wellness packages from brands such as Canyon Ranch[2] and Palmaia[3] on the platform. The company is working on expanding the package offerings to popular destinations around the world	Corporate Wellness markets in North America as well as individual (B2C) customers

Travel Well	destinations around the world including within Costa Rica, Mexico, Bali, and the United States, and intends to start offering these packages to employees starting January 2023. MyLifeWell offers a best price guarantee for its travel packages.	*Note: MyLifeWell is a global platform, but the near-term efforts are focused on the North American market*
Shop Well	MyLifeWell has created an	Corporate Wellness markets

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[1]https://www.mylifewell.com/membership/app
[2]https://mylifewell.com/travel/destinations/the-americas/united-states/hotels-resorts/personal-discovery-3-night
[3]https://www.mylifewell.com/travel/destinations/the-americas/mexico/hotels-resorts/holistic-wellness-retreat

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	integrated Shop Well platform which is a wellness product/gift card marketplace for employees to redeem their rewards to support a healthy lifestyle. Examples include yoga and fitness equipment, accessories, gift cards, and more. The company handles the entire points and rewards management on behalf of the client to provide a seamless experience.	in North America as well as individual (B2C) customers *Note: MyLifeWell is a global platform, but the near-term efforts are focused on the North American market*
Live Well	Live Well is an all-in-one wellness app bringing various dimensions of wellness into one seamless platform. The platform combines fitness, nutrition, yoga, and mindset training. Class types via the membership include yoga, HIIT, barre, kettlebell, dance, kickboxing, mediation, cycling, breathwork, Pilates, and even ballet. Specific programs include Yoga Foundations, 7 Days of Core Strength, and Craving Kicker. MyLifeWell reportedly offers numerous classes that do not require any equipment, making it easier to get started. Users can filter classes by different equipment options	Corporate Wellness markets in North America as well as individual (B2C) customers *Note: MyLifeWell is a global platform, but the near-term efforts are focused on the North American market*

	such as dumbbells, kettlebells, resistance bands, and so on in order to find what works best for them. Classes are reportedly intended for all sorts of experience levels, whether it is a user's first time or someone who works out all the time, there is a class that should meet their needs. Additionally, classes vary in time from five minutes to full hour-long classes, which	

	speaks to the platform's desire to cater to individuals' unique needs. The total wellness toolbox includes a built-in nutrition tracker, barcode scanner, and meal planner. Additionally, the platform includes mindfulness and meditation courses to manage stress. Users are able to connect their wearable Apple Health or Google Fit devices and stream courses to their Smart TV using Apple Play or Chromecast.[4] Non-membership holders can also purchase individual courses on the MyLifeWell website at varying rates.[5]	

There are products and services that we intend to introduce with the proceeds of the offering:

1) Wellness travel services: We intend to launch the Wellness Travel Program in 2023 and begin marketing wellness travel packages to employees with some of the proceeds from this raise.

2) Wellness Stipend Management: We intend to break out a portion of our platform and create a stand-alone platform focused only on wellness stipend management. Companies of all sizes are increasingly providing higher wellness stipend to employees to spend on eligible health and wellness products and services. For example, starting in 2022, Facebook increased its annual wellness stipend to $3,000[6] whereas Deloitte increased theirs to $1,000.[7] We are aiming to build and market the new platform in Q2 2023 to companies that provide wellness specific stipends.

3) CDC-recognized diabetes prevention program: MyLifeWell has developed a diabetes

prevention program and hopes to be named to the CDC's list of recognized diabetes prevention program registry members by the end of 2022.[8] The company looks to offer its comprehensive program as an add on service to all clients by the end of 2022.

With additional funding the company plans on allocating more sales resources to target universities to give the wellness program to students. The company wants to focus on building relationships with universities with a target of 10,000 student lives covered by end of 2023 and 50,000 student lives covered by end of 2024.

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[4]https://www.mylifewell.com/membership/app
[5]https://mylifewell.com/livewell/personal-coaching
[6]https://www.hcamag.com/us/specialization/benefits/facebooks-parent-company-meta-cutting-perks-for-employees/399035
[7]https://www2.deloitte.com/us/en/pages/about-deloitte/articles/expanding-employee-benefits.html
[8]https://dprp.cdc.gov/Registry

All the products and services are distributed digitally. We do not provide any on-site products and services.

Competition

The Company's primary competitors include established brand names such Virgin Pulse and Sonic Boom Wellness as well as relatively new competitors entering the market such as Burnalong and Well Steps.

Even though the employee wellness space is a highly competitive market, we are confident that we can compete effectively on multiple fronts, by attempting to solve some of the biggest pain points that we believe our competitors fail to address. The three main pillars on which we compete are:

1) <u>Holistic nature of the platform</u> - we seek to address the physical, mental, social and emotional wellness needs in one seamless platform avoiding the need for multiple vendors and multiple platforms;

2) <u>Extreme level of customization and personalization</u> - we have customization and personalization capabilities both at the company level and at the employee level in order to facilitate easy adoption and encourage higher engagement rates; and

3) <u>Execution and support</u> - we have a very capable staff with 25+ years of experience in designing and executing corporate wellness programs. We act as an extension of the HR team to strategize and execute the program on their behalf, which we believe a differentiator from competitors who focus more on providing a platform but not the programming around it.

Customer Base

The current customers are primarily medium sized businesses with an average of 50-249 employees.

Governmental/Regulatory Approval and Compliance

There are a few federal regulations governing the details of workplace wellness programs such as the Health Insurance Portability and Accountability Act (HIPAA), the Americans with Disabilities Act (ADA) and the Genetic Information Nondiscrimination Act (GINA). Failure to comply with these laws and regulations, whenever applicable, could subject us to administrative and legal proceedings and actions by these various governmental bodies.

The National Registry of Recognized Diabetes Prevention Programs lists contact information for all CDC-recognized organizations that deliver evidence-based type 2 diabetes prevention programs in communities across the United States. All of these programs have agreed to use a CDC-approved curriculum that meets the duration, intensity, and reporting requirements described in the DPRP Standards. Full recognition means that a program has demonstrated effectiveness by achieving all of the performance criteria detailed in the DPRP Standards.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 115 Breckenridge Lane, Battle Creek, MI 49015.

The Company conducts business in the United States.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds*	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$1,250	5.00%	$35,000
Campaign marketing expenses or related reimbursement	0.00%	$0	1.07%	$7,500

Reimbursement				
General Marketing	0.00%	$0	42.86%	$300,000
Research and Development	0.00%	$0	2.50%	$17,500
Future Wages**	0.00%	$0	40.00%	$280,000
General Working Capital	95.00%	$23,750	8.57%	$60,000
Total	**100.00%**	**$25,000**	**100.00%**	**$700,000**

*The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Depending on the number of the contracts signed as well as the rate at which the contracts are signed, the company might decide to alter the use of proceeds.

** The company plans to expand sales through hiring two sales representatives and one employee engagement / customer success manager

DIRECTORS, OFFICERS AND EMPLOYEES

The directors or managers and officers of the Company are listed below along with all positions and offices held at the Company and their occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Gaurav Goomer
CEO, President, Director – June 2018 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO, MyLifeWell, June 2018 – present
Building out the vision and product roadmap and the deliverables around it; Working with all the teams across marketing, sales, development and engagement on daily basis to ensure things are delivered per timeline; Responsible for most of the financial management; Leading demos.

Senior Finance & IT Manager, Kellogg Company, May 2015 – October 2019
Managed a combined annual budget across Sales, Marketing, Analytics, and R&D projects, and overhead expense for Global commercial business solutions team

Education & Qualifications

Education & Qualifications

Chartered Accountant, Accounts, Institute of Chartered Accountants of India

Master's degree, Business Analytics, Michigan State University

MBA, Business Administration and Management, Thunderbird School of Global Management

Name

Doug Grosso
Chief Wellness Architect, MyLifeWell, January 2021 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Designs programs for each client as well as helping the company with its wellness vision, roadmap, and offerings

Past Experience

Owner at Professional and Personal Wellness, April 1994 – December 2020
Designed corporate wellness programs across several industries

Education & Qualifications

Master of Science (M.S.), Kinesiology and Exercise Science, Northern Michigan University

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Michigan law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has two (2) full-time employees in Michigan, USA.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Liana Buenaventura	Entered into an agreement to provide Fractional CMO services managing all digital sales and	January 4, 2021	December 31, 2022 (subject to renewal)

	digital sales and marketing.		
Sparx IT Solutions	Entered into an agreement to design, build and maintain the platform	September 2, 2019	December 31, 2022 (subject to renewal)

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount authorized	10,000,000
Amount outstanding	8,763,945
Voting Rights	One vote per share
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Securities into which the Crowd Notes may convert will be subject to dilution if/when the Company issues more common stock.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%

The Company has not reserved any securities for issuance upon exercise or conversion.

The Company has the following debt outstanding:

Type of debt	Shareholder Loan
Name of creditor	Gaurav Goomer
Amount outstanding	$240,000.00
	1.5% interest rate per annum. The total

Interest rate and payment schedule	principal amount and accrued interest is due at maturity.
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	March 31, 2032
Other material terms	In the event of default, the shareholder loan will become immediately due and payable. During the continuation of any event of default, interest shall accrue on all payments due at a rate of 10% per annum.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	1,489,872	$1.25 million	General Corporate Purposes	August 2019 – February 2021	Rule 4(a)(2)

Ownership

The Company is broadly held between two (2) major shareholders. Gaurav Goomer – 83.0% and G & A Sertl – 16.2%.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Gaurav Goomer	83.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Following the Offering, we expect to have enough liquidity to execute our business plan until Q2 2024 if the maximum is reached. We also do not intend to achieve profitability in the next 12 months. The focus for the next 12 months would be to bring in revenue and focus on building out the team and increase marketing with the proceeds from this offering.

The biggest pain point that we face is a long sales cycle, as most of the companies that have a wellness program are locked in for an annual or a 3-year contract with their current vendor. For the foreseeable future, we expect to invest any additional funds back into the business for continued revenue growth by devoting a considerable amount of capital to marketing and employee salaries. Steps being taken to achieve high level growth include the following:

1) We are building our salesforce through strategic vendor partnerships that have already started to yield results. For example, the number of demos booked in Q2 2022 is expected to be five times more than the total demos booked in Q1 2022.

2) We are lining up the following programs that we believe will yield additional revenue from current clients and employee base:

    a) Wellness travel program - going live in January 2023
    b) CDC-recognized diabetes prevention program - going live by end of 2022
    c) Wellness reimbursement platform as a stand-along service – going live by end of 2023

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds," which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, which will help us to execute our business strategy through the end of Q2 2024 if the maximum is reached.

We have the following sources of capital in addition to the proceeds from the Offering:
A long-term shareholder loan of $240,000.

Capital Expenditures and Other Obligations

We intend to expand sales so we will look to hire 2 sales representatives and 1 employee engagement / customer success manager.

We have entered into a long-term debt agreement of $240,000 with a current shareholder. The debt agreement will be first in line to equity shareholders in the event of a liquidation of the business.

Material Changes and Other Information

None.

Trends and Uncertainties

After reviewing the above discussion of the steps we intend to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. Our financial statements are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to $700,000.00 in principal amount of Crowd Notes. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by February 27, 2023 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $700,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until forty-eight (48) hours prior to a closing or the Offering Deadline, whichever comes first, using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions.

In the event that at least $75,000 in investments is committed and received by the escrow agent and more than thirty (30) days remain before the Offering Deadline, the Company may, at the discretion of the Intermediary, conduct the first of multiple closings of the Offering (an "Intermediate Close") and withdraw funds from escrow, provided that all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

Thereafter, the Company may, at the discretion of the Intermediary, only conduct another Intermediate Close before the Offering Deadline if (i) the amount of investment commitments made and received in escrow exceeds $125,000 since the time of the last Intermediate Close, and (ii) more than thirty (30) days remain before the Offering Deadline.

The Company has agreed to return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

If a Purchaser does not cancel an investment commitment before an Intermediate Close or before the Offering Deadline, the funds will be released to the Company upon closing, and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing, and the Purchaser will receive Securities in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees
The Company shall pay to the Intermediary at the conclusion of the Offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation
The Intermediary will receive a number of Crowd Notes of the Issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the Issuer in the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities

The Securities

We request that you please review our offering materials and the Crowd Note instrument in conjunction with the following summary information.

Authorized Capitalization

See "CAPITALIZATION AND OWNERSHIP" above.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Valuation Cap

The Valuation Cap shall be $7,000,000 for the aggregate amount of Crowd Notes raised by the Company in this Offering.

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Discount Rate

20% (the "Discount")

Dividends

The Securities do not entitle the Investors to any dividends.

General

A Crowd Note is similar to a SAFE (Simple Agreement for Future Equity) security where an investor makes a cash investment in our Company but receives capital stock at a later date in connection with a specific event. Although the security is called a Crowd Note, the Crowd Note is not a debt instrument. It is intended to be an alternative to a convertible note that is beneficial for both our Company and you as an investor.

Events Triggering Conversion of Crowd Notes

If you are a Major Investor, which is defined as an investor who invests at least $25,000 in this Offering, then the specified event upon which the Crowd Notes would convert into capital stock of our Company is (i) a Qualified Equity Financing, which we define below, or (ii) a Corporate Transaction, which we define below, if instead of receiving two times (2X) the outstanding principal of your Crowd Note, your Crowd Note converts immediately prior to the closing of the Corporate Transaction.

If you are not a Major Investor, then the Crowd Notes will only convert into capital stock of our Company upon the earlier of (i) our Company's election to convert your Crowd Note, including upon a Qualified Equity Financing if our Company elects to convert your Crowd Note then, or (ii) a Corporate Transaction, if instead of receiving two times (2X) the outstanding principal of your Crowd Note, your Crowd Note converts immediately prior to the closing of the Corporate Transaction.

Qualified Equity Financing

The Crowd Note defines "Qualified Equity Financing" as the first sale (or series of related sales) by us of our preferred stock following the closing of this Offering from which we receive gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale (or series of related sales).

If the Crowd Note converts into equity in connection with a Qualified Equity Financing, then we will convert the Crowd Note into shares of our preferred stock that are issued in connection with the convert the Crowd Note into shares or our preferred stock that are issued in connection with the Qualified Equity Financing, which we refer to as Conversion Shares, equal to the quotient obtained by dividing the outstanding principal amount of the Crowd Note by the Conversion Price, which is defined below. The issuance of Conversion Shares will be on the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if you are not a Major Investor, you will receive shares of a shadow series, as we describe below, with certain limited rights. The Conversion Price applicable to a Qualified Equity Financing is the lower of:

(i) the product of (a) one (1) minus any applicable Discount, and (b) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or

(ii) the quotient resulting from dividing (a) the Valuation Cap by (b) the total number of our shares of capital stock that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our capital stock), immediately prior to the closing of the Qualified Equity Financing.

Any investor who is not a Major Investor will receive a shadow series of preferred stock upon conversion of such investor's Crowd Note. A shadow series is a series of our preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the shadow series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the shadow series shall equal the Conversion Price and the following additional differences will apply:

(i) shadow series shareholders will grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of our Company (except for on matters required by law) by irrevocable proxy; and

(ii) shadow series shareholders will receive quarterly business updates from the Company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

Corporate Transaction and Corporate Transaction Payment

The Crowd Note defines "Corporate Transaction" as

(i) the closing of the sale, transfer or other disposition of all or substantially all of our assets,

(ii) the consummation of the merger or consolidation of our Company with or into another entity (except a merger or consolidation in which the holders of capital stock of our Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of our Company or the surviving or acquiring entity),

(iii) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of our securities), of securities of our Company if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of our Company (or the surviving or acquiring entity), or

(iv) the initial public offering, liquidation, dissolution or winding up of our Company; provided

(iv) the initial public offering, liquidation, dissolution or winding up of our Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of our incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held our securities immediately prior to such transaction.

In the event of a Corporate Transaction (defined above), you will receive the higher value of (i) an amount equal to two times (2X) the price you paid for your Crowd Note (i.e., 2X your principal amount) or (ii) the number of shares of preferred stock of the Company calculated by (a) multiplying the price you paid for your Crowd Note by the total number of our shares of capital stock that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our capital stock), immediately prior to the closing of the Qualified Equity Financing, and (b) dividing the product of that calculation by the Valuation Cap.

41

If there are not enough funds to pay you and other Crowd Note investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among the Crowd Note investors in proportion to their Purchase Price.

Termination of the Crowd Note
The Crowd Notes will terminate upon the earlier of (i) a conversion of the entire purchase price under the Crowd Notes into Conversion Shares; or (ii) the payment of amounts due to the investor pursuant to a Corporate Transaction.

No Voting Rights, No Shareholders Agreement and No Anti-Dilution Rights
The Crowd Notes do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Shares, shadow series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by irrevocable proxy.

The Company does not have any shareholder/equity holder agreements in place.

The Securities do not have anti-dilution rights.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (i) to the Company, (ii) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, (iii) as part of an IPO or (iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother / father / daughter / son / sister / brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

The Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

IPO Lock Up
Upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days (or such other period as determined by the IPO underwriters) following such IPO.

Other Material Terms
The Company does not have the right or obligation to repurchase the Securities.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S **SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR **CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.**

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of ten percent (10%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

As of September 20, 2022, the Company has entered into the following transactions with related persons:

Transaction Type	Shareholder loan to Company
Related Person/Entity	Gaurav Goomer
Relationship to the Company	President
Total amount of money involved	$240,000
Benefits or compensation received by related person	Ongoing operations 1.5% interest rate per annum
Benefits or compensation received by Company	Operating Capital
Description of the transaction	Gaurav Goomer contributed $240,000 of capital in March 2022 in exchange for a shareholder loan that comes with a 1.5% interest rate per annum. The total principal amount and accrued interest is due at maturity, on March 3, 2032. In the event of default, the shareholder loan will become immediately due and payable. During the continuation of any event of default, interest shall accrue on all payments due at a rate of 10% per annum.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Gaurav Goomer
(Signature)

Gaurav Goomer
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Gaurav Goomer
(Signature)

Gaurav Goomer
(Name)

Chief Executive Officer
(Title)

September 20, 2022
(Date)

45

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Crowd Notes
Exhibit E   Pitch Deck

EXHIBIT A

Financial Statements

DC WELLNESS, INC.
(DBA MYLIFEWELL)
A Michigan Corporation

Financial Statements and
Independent Accountants' Review Report

December 31, 2021 and 2020

DC WELLNESS, INC

Years Ended December 31, 2021 and 2020

Table of Contents



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



To the Board of Directors and Management of DC Wellness, Inc.
Battle Creek, MI

We have reviewed the accompanying financial statements of DC Wellness, Inc ("the Company") (a Michigan corporation, dba "MyLifeWell"), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for each of the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Substantial Doubt About the Company's Ability to Continue as a Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered recurring losses from operations, and has disclosed that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Accountants' Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of DC Wellness, Inc and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com

mail@fruci.com
www.fruci.com

accordance with the relevant ethical requirements related to our review.

Accountants' Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.



Fruci & Associates II, PLLC

Spokane, Washington
July 1, 2022

DC Wellness, Inc
BALANCE SHEETS

December 31, 2021 and 2020 (unaudited)

Assets

	2021	2020
Current assets		
Cash and cash equivalents	$ 53,357	$ 119,062
Accounts receivable, net	23,551	916
Total current assets	76,908	119,978
Software Platform	381,679	263,828
Total assets	$ 458,587	$ 383,806

Liabilities and Stockholders' Equity (Deficit)

	2021	2020
Current liabilities		
Accounts payable and accrued expenses	$ 35,762	$ 59,266
Total current liabilities	35,762	59,266
Total liabilities	35,762	59,266
Stockholders' equity (deficit)		
Common stock, $0 par value, 10,000,000 shares authorized;		
8,421,053 shares issued and outstanding	1,252,543	702,543
Additional paid-in capital	-	-
Retained earnings	(829,718)	(378,003)
Total stockholders' equity (deficit)	422,825	324,540
Total liabilities and stockholders' equity (deficit)	$ 458,587	$ 383,806

DC Wellness, Inc
STATEMENTS OF OPERATIONS

Years Ended December 31, 2021 and 2020 (unaudited)

	2021	2020
Sales	$ 16,164	$ 2,457
Cost of sales	1,176	-
Gross profit	14,988	2,457
Operating expenses		
Professional fees	53,658	54,245
General & administrative	182,314	110,524
Contractor expense	73,337	22,625
Rent	-	1,182
Amortization	34,698	-
Travel	402	80
Payroll	123,842	188,910
Total operating expenses	468,251	377,566
Operating loss	(453,263)	(375,109)
Other income (expenses)		
Other income	1,548	3,000
Net income (loss) before income taxes	(451,715)	(372,109)

See independent accountants' review report and accompanying notes to the financial statements.

DC Wellness, Inc
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

Years Ended December 31, 2021 and 2020 (unaudited)

	Common Stock		Additional Paid-In Capital	Accumulated Earnings (Deficit)	Total
	Shares	Amount			
Balance, December 31, 2019	8,000,000	$ 202,543	$ -	$ (5,894)	$ 196,649
Issuance of common stock for cash	421,053	500,000	-	-	$ 500,000
Net income (loss)	-	-	-	(372,109)	$ (372,109)
Balance, December 31, 2020	8,421,053	702,543	-	(378,003)	324,540
Issuance of common stock for cash	342,892	550,000	-	-	$ 550,000
Net income (loss)	-	-	-	(451,715)	$ (451,715)
Balance, December 31, 2021	8,763,945	$ 1,252,543	$ -	$ (829,718)	$ 422,825

See independent accountants' review report and accompanying notes to the financial statements.

- 4 -

DC Wellness, Inc
STATEMENTS OF CASH FLOWS

Years Ended December 31, 2021 and 2020 (unaudited)

	2021	2020
Cash flows from operating activities		
Net income (loss)	$ (451,715)	$ (372,109)
Adjustments to reconcile net income to net cash		
provided by (used in) operating activities:		
Depreciation and amortization	34,698	-
(Increase) decrease in assets:		
Accounts receivable	(22,635)	(916)
Increase (decrease) in liabilities:		
Accounts payable	(23,504)	54,890
Net cash provided by (used in) operating activities	(463,156)	(318,135)
Cash flows from investing activities		
Purchase of intangible assets	(152,549)	(244,882)
Net cash provided by (used in) investing activities	(152,549)	(244,882)
Cash flows from financing activities		
Proceeds from sale of common stock	550,000	500,000
Net cash provided by (used in) financing activities	550,000	500,000
Net increase (decrease) in cash and cash equivalents	(65,705)	(63,017)
Cash and cash equivalents at beginning of year	119,062	182,079
Cash and cash equivalents at end of year	$ 53,357	$ 119,062
Supplemental Noncash Investing and Financing Activities		
Equipment purchased with capital lease	$ -	$ -
Supplemental Disclosure		
Interest paid	$ -	$ -
Taxes paid	$ -	$ -

See independent accountants' review report and accompanying notes to the consolidated financial statements.

DC Wellness, Inc
NOTES TO THE FINANCIAL STATEMENTS

Years Ended December 31, 2021 and 2020 (unaudited)

Note 1 – Nature of Business and Summary of Significant Accounting Policies

This summary of significant accounting policies of DC Wellness, Inc ("the Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

Business activities

DC Wellness, Inc was incorporated on August 12, 2019 under the laws of the State of Michigan, and is headquartered in Battle Creek, MI. DC Wellness, Inc. (dba MyLifeWell) provides corporate wellness solutions that improve physical, emotional, and spiritual health for their clients and have received multiple corporate contracts since putting their software into service.

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year end is December 31.

Estimates

Management uses estimates and assumptions in preparing the financial statements. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Any estimates made by management have been done in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents, including liquid cash held in investment accounts. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Accounts receivable

Accounts receivable are carried at the original invoice amount less an allowance for doubtful accounts. Accounts receivable are accounted for at face value and the Company generally requires no collateral as a condition of granting credit. Interest is not charged on accounts past due. Management determines the collectability of accounts by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. The allowance is determined by reviewing the status of past due accounts at each year end and

bad debt expense is recorded in the period in which an account is determined to be uncollectible. As of December 31, 2021 and 2020, no amounts have been deemed uncollectible.

Intangibles

Intangible assets purchased or developed by the Company are recorded at cost. Amortization is recognized over the estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary on December 31, 2021 or 2020.

Costs for internally-developed software to be marketed to outside users are recorded pursuant to ASC Section 985 Software. Research and development costs prior to attaining 'technical feasibility' are expensed as incurred. Costs incurred thereafter to develop the final product are capitalized and amortized over an estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of internally-developed software assets, including the useful lives, whenever events or changes in circumstances indicate that the

Years Ended December 31, 2021 and 2020 (unaudited)

carrying amount may not be recoverable. No impairment was deemed necessary on December 31, 2021 and 2020. As of June 1, 2021, the Company had launched its software platform to end-users and development costs were no longer capitalized beginning on that date.

Costs to develop or obtain software for internal use are recorded pursuant to ASC Section 350 Intangibles – Goodwill and Other. Costs incurred to develop and obtain the internal use software are capitalized and amortized over an estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of software assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was deemed necessary on December 31, 2021 and 2020.

Advertising costs

The Company expenses advertising costs as incurred. Advertising costs were $60,069 and $88,424 for the years ended December 31, 2021 and 2020, respectively, recorded under the heading 'General and Administrative Expenses' in the statements of operations.

Revenue recognition

The Company recognizes revenue under ASC 606 *Revenue from Contracts with Customers*. The Company's revenue recognition policy standards include the following elements:

I. Identify the contract with a customer
II. Identify the performance obligations in the contract
III. Determine the transaction price
IV. Allocate the transaction price to the performance obligations in the contract
V. Recognize revenue when (or as) the entity satisfies a performance obligation.

Revenue is recognized upon the transfer of control of promised goods or services to customers. Contract receivables or contract assets recognized when the annual contract is signed by both parties, as the Company's agreements have an unconditional right to collection which is determined solely upon the passage of time. Prepaid revenue contracts are recognized periodically on a monthly basis as the Company fulfills its performance obligations and provides access to its platform for its customers. Any amounts not yet recognized as revenue are recorded under the heading Deferred Revenue. Revenue is presented net of returns and discounts.

For the year ended December 31, 2021, nearly all revenue was derived from two corporate customers in the United S.

Fair value measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing and asset or liability. There are three levels that prioritize the inputs used in measuring fair value as follows:

- Level 1: Observable market inputs, such as quoted prices (unadjusted) in active markets for identically assets or liabilities;
- Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

All financial instruments on the balance sheets approximate their fair value.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

DC Wellness, Inc
NOTES TO THE FINANCIAL STATEMENTS

Years Ended December 31, 2021 and 2020 (unaudited)

Note 2 – Intangible Assets

Intangible assets consist of the following on December 31:

	2021	2020
Software	416,377	263,828.00
Accumulated amortization	(34,698)	-
Software platform, net	$ 381,679	$ 263,828

Amortization expense for the years ended December 31, 2021 and 2020 was $34,282 and $nil, respectively.

Note 3 – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $835,000, has negative cash flows from operations since inception and requires outside capital to operate which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to continue profitable sales of its flagship product and services, and its ability to generate positive operational cash flow.

Management has determined, based on its recent history and its liquidity issues that there is no guarantee that management's plan will sufficiently alleviate or mitigate, to a sufficient level, the relevant conditions or events noted above. Accordingly, the management of the Company has concluded that there is substantial doubt about the Company's ability to continue as a going concern within one year after the issuance date of these financial statements.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures, or fund its operations. In order to mitigate this risk, the Company intends to conduct an equity funding campaign under Regulation Crowdfund during the year ended December 31, 2022. The financial statements do not include any adjustments that might result from this uncertainty.

Note 4 – Equity

At both December 31, 2021 and 2020, the Company has 10,000,000, no par value, shares of common stock authorized, with 8,763,945 shares issued and outstanding at December 31, 2021 and 8,421,053 outstanding as of December 31, 2020.

The Company issued an aggregate 7.8 million (7,800,000) shares to its CEO and founding officer at inception, in exchange for the initial $2,453 contribution to the Company's bank account and knowledge, trade secrets, and other in-process software, which were assigned nominal values. During the year ended December 31, 2019, the Company also sold an aggregate 200,000 shares for gross proceeds of $200,000 to third-party investors.

During the year ended December 31, 2020, the Company sold an additional 421,053 shares to third-party investors for gross proceeds of $500,000. During the year ended December 31, 2021, the Company sold an additional 342,982 shares to third-party investors for gross proceeds of $550,000.

Note 5 – Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has determined that there are no material uncertain tax positions, except as noted below.

There is potential that future net operating losses may not be able to be recognized due to change in ownership of a loss corporation. The tax return and deferred tax asset did not reflect the potential impact of ownership changes. A determination of the testing dates, percentage ownership increases, and Section 382 limitation (if any) will be made when the NOL is utilized. The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years since inception are open for inspection. The Company is also required to file taxes in the State of Michigan.

The Company currently has a tax net operating loss of approximately $835,000 for which it may receive future tax benefits. However, as of December 31, 2021, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit. Based on the federal rate of 21% the deferred tax asset is approximately $175,000 with a related valuation allowance of $175,000, which nets to a deferred tax asset of $0 as of December 31, 2021. The deferred tax asset and valuation allowance as of December 31, 2020 is approximately $98,000 representing a change of $72,000 on the allowance from 2020 to 2021.

Note 6 – Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

In December 2020, a novel strain of coronavirus (COVID-19) was reported in Wuhan, China and has spread throughout the United States and the rest of the world. The World Health Organization has declared the outbreak to constitute a "Public Health Emergency of International Concern." This contagious disease outbreak, which has not been contained, and is disrupting supply chains and affecting production and sales across a range of industries in United States and other companies as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak, as well as the worldwide adverse effect to workforces, economies, and financial markets, leading to a global economic downturn. As a result, the Company experienced a negative impact to its operating results. Regarding future operations, the related financial impact and duration cannot be reasonably estimated at this time.

Note 7 – Subsequent Events

Management has evaluated subsequent events through July 1, 2022, which is the date these consolidated financial statements were available to be issued, identifying the following for disclosure:

During March 2022, the Company entered into a shareholder loan agreement with its CEO, in which the Company received gross proceeds of $240,000, payable on or before March 3, 2032 and accruing interest at 1.5% per annum.

In 2022, the Company intends to offer securities in a securities offering expected to be exempt from registration under Regulation CF. The offering campaign will be made through MicroVenture Marketplace, Inc., a registered broker-dealer and FINRA member.

EXHIBIT B

Company Summary





Company: MyLifeWell

Market: Health and Wellness

Product: Holistic health and wellness platform

Company Highlights:

- The company was recognized as a "Top Emerging Employee Wellness Company for 2022" by HR Tech Outlook, one of the largest publications within the HR tech space[i]
- Membership includes instructor-led on-demand classes that include yoga, HIIT, barre, kettlebell, dance, kickboxing, mediation, cycling, breathwork, Pilates, and even ballet
- The company has developed a diabetes prevention program and hopes to be named to the CDC's list of recognized diabetes prevention program registry members by the end of 2022[ii]
- The company has conducted 60 product demos in 2022, up from 13 self-reported demos in 2021

WHY IT'S INTERESTING

In today's post-pandemic world, employee wellness has become a key topic of discussion within the business world. Regardless of size and area of operation, many organizations have started to undertake various measures to promote healthy lifestyles among employees and their dependents.[iii] But why has employee wellness become an integral part of the corporate strategy? The COVID-19 pandemic has been cited as a primary driver influencing the decision to focus more on well-being.[iv]

In the present situation, businesses without a proper employee wellness strategy may struggle to hire and retain talented people.[v] With hectic schedules at the workplace and busy lifestyles, well-being can take a backseat, leading to stress, anger, anxiety, depression, and other disorders.[vi] There is support for a holistic approach to well-being in order to encapsulate every facet of employee health, from physical to mental and emotional well-being.[vii]

MyLifeWell looks to be an all-in-one wellness programming and rewards/reimbursement platform that offers solutions at each stage of a client's wellness journey. The company's wellness program looks to improve personal and social well-being for organizations' workforces via three core pillars: Live Well, Travel Well, and Shop Well. Each of these pillars allow employees and members to focus on end-to-end well-being across physical, mental, social, and emotional wellness. MyLifeWell's solutions were designed to bring wellness back into everyday life and make it accessible, helping employees to embark on a seamless journey toward optimal health. Their per-employee subscription service allows organizations of many sizes to participate.

MyLifeWell's progress has not gone unnoticed, as the company was recognized as a "Top Emerging Employee Wellness Company for 2022" by HR Tech Outlook.[viii] The company's Founder and CEO, Gaurav Goomer, has a notable background which includes an MBA and over 15 years of business experience highlighted by work at the Kellogg Company – a Fortune 500 company. Doug Grosso, the Chief Corporate Wellness Architect, has more than



MicroVentures

25 years of experience in designing corporate wellness programs. MyLifeWell intends to use the proceeds from this round towards expanding sales and marketing activities, general working capital, and supporting future wages.

EXECUTIVE SNAPSHOT

Founded in August 2019, MyLifeWell (DC Wellness, Inc), is a holistic employee wellness company founded to streamline an employee's end-to-end wellness journey in one seamless platform. Its primary business model involves selling a subscription service to employers on a per-employee basis. Its secondary revenue stream includes upselling other wellness products and services to increase average revenue per employee. The company focuses on improving clients' culture for a better-engaged workforce to improve talent acquisition and retention. The company works hand in hand with the clients' HR team to understand their solutions, practices, and processes around employee health and wellness. The company also provides B2C services via selling non-corporate memberships and offering individual courses for purchase. MyLifeWell focuses on communication and education to help clients address mental wellness and retention challenges.



CLASSES ON-DEMAND
Access instructor-led classes to get you moving, from yoga to kettlebell workouts, HIIT to barre.
CUSTOM ACTIVITIES
3D exercise videos to support your workout goals.
LIVE CLASSES
Attend live online classes with your favorite instructors and coaches.
MINDFULNESS & MEDITATION
Mindfulness and meditation to manage stress, calm, and empower.
CLASSES ON-DEMAND
CUSTOM WORKOUTS
LIVE CLASSES
MINDFULNESS & MEDITATION
PROGRESS TRACKER
NUTRITION



PROGRESS TRACKER
Track your KPIs and SMART goals across the most popular wearable tech like Apple Health, Google Fit and Fitbit.

NUTRITION
Built-in nutrition tracker, barcode scanner and meal planner.

CHALLENGES & REWARDS
Take part in custom challenges, win exciting prizes, earn loyalty points and redeem for rewards

COMMUNITY & GROUPS
Join groups of your interest to talk to group coaches and other like-minded members.



Opportunity

Recently, mental and social wellness issues have come to surface[ix], remote work has become the new norm[x], and record number of people are quitting jobs[xi], all while there has been a rise in the health and wellness solutions market.[xii] Many organizations are concerned about the well-being of their workforce but are unable to procure a suitable solution to help them out of their predicament.[xiii] Non-holistic solutions can put the onus on B2B and B2C clients to manage multiple apps and vendors. Coupled with a broken client journey, this may lead to lower utilization rates and create a fragmented client approach.

MyLifeWell is a holistic platform that looks to address physical, mental, social, and emotional needs in one seamless platform. The all-encompassing nature of the platform mitigates the need for multiple vendors and platforms. The company's mission is to help improve personal and social well-being of its end-users all over the world. It seeks to be a one-stop wellness lifestyle platform by streamlining a client's end-to-end wellness journey. The platform offers various fitness and mindset classes and renders inbuilt nutrition trackers and healthy recipes to foster an active lifestyle for physical well-being. Further, the platform has built groups and communities for communication to help employees stay in contact with colleagues to improve the social well-being of each other. Family members of employees are also able to join the platform to keep in touch and discuss health and wellness. Alongside physical and social well-being, the MyLifeWell platform has separate modules for meditation and mindfulness to improve the mental well-being of the employees.

Product

MyLifeWell has developed a comprehensive and streamlined methodology to help its clients embark on the total wellness journey. The approach consists of three phases: the pre-onboarding phase, the onboarding phase, and the post-onboarding phase.

1. **Pre-onboarding Phase:** The first phase involves understanding the requirements and creating a program, including the rollout, incentive, and communication plan in conjunction with the client's management team.
2. **Onboarding Phase:** During the onboarding phase, the company ensures that the employees have access

to all the relevant materials, including the marketing data and other relevant information needed for seamless initiations.

3. **Post-onboarding Phase:** Once the employees have all the relevant materials, MyLifeWell follows a continuous implementation cycle in the post-onboarding phase with step-by-step processes to ensure a smooth client journey.

MyLifeWell's Continuous Implementation Cycle

The first step of the continuous implementation cycle starts with the confidential health assessment of employees, which employees can take at the time of their choice. Based on that assessment, employees receive a personalized report that includes significant areas where they can focus on kick-starting their wellness journey.

In the next step, the company provides classes, blogs, and live seminars to educate the clients and their employees on the different areas of wellness. The educational materials cover various topics to help employees



overcome stress, anxiety, depression, and wellbeing-related issues. Additionally, employees can consult MyLifeWell's in-house experts (nutritionists, life coaches, fitness instructors, yoga coaches) for any further inquiries.

Subsequently, MyLifeWell designs challenges and programs based on employees' risk areas and lessons to help them work toward their wellness goals. Also, as motivation plays a prominent role in ensuring uninterrupted participation, the company provides tools and incentives to help employees maintain momentum throughout the journey. The MyLifeWell platform has an inbuilt tracker, point system, and earnable rewards which, along with the groups and communities, were engineered to play a prominent role in keeping employees motivated in their wellness journey. Finally, the last step in the continuous implementation cycle is data analysis and optimization. At this stage, the company analyzes data on its strategies' overall performance and how well they resonated with the clients' workforce.

Customization

Acknowledging that wellness is a personal journey, MyLifeWell aims to offer superior levels of personalization and customization on its platform for clients and their employees. The company enables clients to customize the platform with brand colors, logos, and home screens, per their preference. The platform enables companies to create personalized wellness calendars at the employee level by choosing from multiple activities that fit their bill. The platform has several other personalization features for the employees, including personalizing notifications and break reminder settings.

Accompanying these services is the company's support that allows clients' HR teams to better manage employees' wellness journeys. For instance, if the HR teams want to create a new group or activity, MyLifeWell assumes the entire responsibility of creating and assigning the groups or activity to clients' employees without their intervention. The company also has tie-ups with wellness resorts and retreats worldwide to curate a perfect vacation opportunity for employees.

Core Pillars

The company is creating an integrated wellness programming and rewards/reimbursement platform that offers solutions at each stage of a client's wellness journey. MyLifeWell is focused on three core pillars: Live Well, Travel

Well, and Shop Well.





Travel Well

The company has built a wellness travel platform and has already partnered with brands like Canyon Ranch[xiv] and Palmaia[xv] to carry their wellness packages on the platform. The company is working on expanding the package offerings to popular destinations around the world including within Costa Rica, Mexico, Bali, and the United States, and intends to start offering these packages to employees starting January 2023. MyLifeWell offers a best price guarantee for its travel packages and will refund the difference if you find a lower price.



9 DAYS

Costa Rica Kayaking Adventure

San Jose, Costa Rica

Start : **San José**   From: **$934**
End : **San José**

  

Affordable   Solo   Kayaking
Trips

Learn More ▸



12 DAYS

Active Bali – Rafting, Hiking And Biking

Provinsi Bali, Indonesia

Start : **Ubud**   From: **$849**
End : **Sanur**

   See More

Affordable   Solo   Biking
Trips

Learn More ▸



4 DAY

Yoga & Wine Retreat In Sunny California

Santa Margarita, California, United States

More Details →



3 DAY

De-Stress & Relaxation Retreat

Bland, Virginia, United States

More Details →



8 DAY

Weight Management Retreat

Bland, Virginia, United States

More Details →



Shop Well

MyLifeWell has created an integrated Shop Well platform which is a wellness products/gift cards marketplace for employees to redeem their rewards to support a healthy lifestyle. Examples include yoga and fitness equipment, accessories, gift cards, and more. The company handles the points and rewards management on behalf of the client to provide a seamless experience.

Live Well

Live Well is an all-in-one wellness app bringing various dimensions of wellness into one seamless platform. The platform combines fitness, nutrition, yoga, and mindset training. Class types via the membership include yoga, HIIT, barre, kettlebell, dance, kickboxing, mediation, cycling, breathwork, Pilates, and even ballet. Specific programs include Yoga Foundations, 7 Days of Core Strength, and Craving Kicker. MyLifeWell reportedly offers numerous classes that do not require any equipment, making it easier to get started. With that in mind, users can filter classes by different equipment options such as dumbbells, kettlebells, resistance bands, and so on in order to find what works best for them. Classes are reportedly intended for all sorts of experience levels, whether it is a user's first time or someone who works out all the time, there is a class that should meet their needs. Additionally, classes vary in time from five minutes to full hour-long classes, which speaks to the platform's desire to cater to individuals' unique needs.

The total wellness toolbox includes a built-in nutrition tracker, barcode scanner, and meal planner. Additionally, the platform includes mindfulness and meditation courses to manage stress. Users are able to connect their wearable Apple Health or Google Fit devices and stream courses to their Smart TV using Apple Play or Chromecast.[xvi] Non-membership holders can also purchase individual courses on the MyLifeWell website at varying rates.[xvii]

MyLifeWell's list of coaches includes:[xviii]







Ella Trotter	Peggy Sealfon
Yoga, Meditation, Therapeutic Yoga	Certified Stress Management and Personal Development Coach

Use of Proceeds

MyLifeWell intends to use the proceeds from this round towards expanding sales and marketing activities, general working capital, and supporting future wages. The company wants to expand sales via hiring two sales representatives and one employee engagement / customer success manager. Additionally, with additional funding, the company plans on allocating more sales resources to target universities and expand the wellness



program to students. The company wants to focus on building relationships with universities with a target of 10,000 student lives covered by end of 2023 and 50,000 student lives covered by end of 2024.



Minimum - $25,000

5% ■ Intermediary Fees

95% ■ General Working Capital



Maximum - $700,000

5% 1%

9%

40% 43%

■ Intermediary Fees

■ Campaign Marketing Expenses or Related Reimbursement

■ Sales & Marketing

■ Research and Development

■ Future Wages



There are three products and services that MyLifeWell intends to introduce with the proceeds of this offering.

1) Wellness Travel Program

MyLifeWell intends to launch the Wellness Travel Program in 2023 and begin marketing wellness travel packages to employees with some of the proceeds from this raise.



MICROVENTURES

2) Wellness Stipend Management

MyLifeWell intends to break out a portion of our platform and create a stand-alone platform focused only on wellness stipend management. Companies of all sizes are increasingly providing higher wellness stipends to employees to spend on eligible health and wellness products and services. For example, starting in 2022, Facebook increased its annual wellness stipend to $3,000[xix] whereas Deloitte increased theirs to $1,000.[xx] The company is aiming to build and market the new platform in Q2 2023 to companies that provide wellness specific stipends.

3) CDC-recognized diabetes prevention program

MyLifeWell has developed a diabetes prevention program and hopes to be named to the CDC's list of recognized diabetes prevention program registry members by the end of 2022[xxi] The company looks to offer its comprehensive program as an add on service to all clients by the end of 2022.

Product Roadmap

2022	• Focus on signing contracts covering 10,000 employees by end of 2022 • Building a strong management and sales team for B2B pillars • Launch a CDC-recognized diabetes prevention program by the end of 2022
2023	• Continued focus on signing B2B contracts with a target of 50,000 employees covered by the end of 2023 • Launch the wellness reimbursement platform as a stand-alone service • Aggressive promotion of wellness products, wellness travel packages, and diabetes prevention program to the user base • Focus on building relationships with universities with a target of 10,000 student lives covered by end of 2023
2024	• Target of having B2B contracts in hand covering 200,000 employees by the end of 2024 • Continued focus on expanding the Travel Well, Shop Well, and Lifestyle program management pillars • Target of covering 50,000 student lives by end of 2024

Business Model



The primary business model includes signing annual contracts with companies providing employee wellness programs. The pricing varies based on company size with an average price of $5/employee/month. Individual (non-corporate/B2C) memberships are also available for $14.90 per month and include a 21-day free trial.[xxii] Non-membership holders can also purchase individual courses via the MyLifeWell website at varying rates.[xxiii] The company expects to acquire clients through the subscription model and then focus on increasing the average revenue per user by selling 1:1 coaching packages, vacation packages, as well as wellness products through the rewards store.

B2B Subscription Model Average: $5/employee/month





MICROVENTURES

USER TRACTION

Traction

- The company has developed a diabetes prevention program and hopes to be named to the CDC's list of recognized diabetes prevention program registry members by the end of 2022[xxiv]
- Recognized as a "Top Emerging Employee Wellness Company for 2022" by HR Tech Outlook[xxv]
- Featured article in Authority Magazine[xxvi]
- The company has conducted 60 product demos in 2022, up from 13 self-reported demos in 2021



TOP
EMERGING
EMPLOYEE
WELLNESS
COMPANY
2022
MyLifeWell
RECOGNIZED BY
HR TECH OUTLOOK

HR TECH
Outlook
EMPLOYEE
WELLNESS
EMERGING
EDITION
EMBARK ON
AN END-TO-END
WELLNESS
JOURNEY
MyLifeWell

HISTORICAL FINANCIALS

In 2021 MyLifeWell had $16,164 in sales, up from $2,457 in sales in 2020. Through June of 2022 the company has reported generating $39,276 in sales. So far, the company's B2B revenue stream has outpaced B2C sales. For example, from January 2022 through June 2022 the company had $39,055 in B2B sales, compared to $101 in B2C sales.

Sales



$45,000		$39,276
$40,000		
$35,000		
$30,000		
$25,000		
$20,000	$16,164	
$15,000		
$10,000		
$5,000	$2,457	
$0		
2020	2021	Jan-June 2022



In 2022 MyLifeWell has accumulated ~$245,700 in total expenses as of June. In 2021 MyLifeWell had $468,251 in total operating expenses, up from $377,566 in total operating expenses in 2020. About 65% of these operating expenses in 2021 went towards general and administrative expenses and payroll expenses. A detailed breakdown is as follows:



In 2021 MyLifeWell reported a net loss of $451,715, while in 2020 the company's net loss was $372,109. Through June 2022 the company has accumulated a net loss of ~$207,305. The highest monthly net loss during this reporting period was ~$84,927, which occurred in December 2020 due to high advertising and marketing costs. As of June 2022, MyLifeWell's 2022 monthly cash burn has been approximately $27,977.






Health and Wellness

Research done by McKinsey & Company shows that consumers care deeply about wellness. Out of a sample of 7,500 consumers in six countries, 79% of the respondents said they believe wellness is important, while 42% consider it a top priority. Furthermore, there has been a substantial increase in the prioritization of wellness over the past two to three years, with a net increase in prioritization that ranged from 27% to 65% across countries. McKinsey & Company has estimated that the global wellness market is more than $1.5 trillion, with annual growth between five and ten percent.[xxvii] While MyLifeWell's platform is globally B2C available via app, the company has focused its near-term efforts on the North American corporate wellness market. Long term, the company will look to the global wellness market as there are many companies with a global workforce.

Corporate Wellness

In 2021, the U.S. corporate wellness market size was valued at $18 billion. The Grand View Research report claims that this market is expected to grow at a CAGR of 3.77% from 2022 to 2030. Reductions in overall employee healthcare costs in addition to increasing onset of chronic diseases are expected to fuel market growth. Reportedly, 60% of employees state that corporate wellness programs have made them opt for a healthy lifestyle outside of the office as well. It is evident that employee wellbeing is being valued as an essential feature of the modern-day business world.[xxviii]

Although MyLifeWell's near-term efforts are focused on the North American market, the company's platform is available globally. According to Grand View Research, the global corporate wellness market was valued at $52.8 billion in 2020 and was expected to grow at a compound annual growth rate (CAGR) of 7% from 2021 to 2028.[xxix]

U.S. Corporate Wellness Market
size, by service, 2020 - 2030 (USD Billion)



GRAND VIEW RESEARCH





$18.0B

3.8%
U.S. Market CAGR,
2022 - 2030

● Health Risk Assessment ● Fitness ● Smoking Cessation ● Health Screening
● Nutrition & Weight Management ● Stress Management ● Others

Source:
www.grandviewresearch.com



MICROVENTURES

Venture Capital Financings

Over the last 11 years, over $168 billion has been invested across 26,239 deals within the Health Tech industry. Venture capital activity in terms of total capital invested is trending higher for this industry and reached an 11-year peak of $54.26 billion in 2021. Additional venture capital activity highlights for the industry are as follows:[xxx]

- Average deal size has increased over the last two years due to a stagnating number of deals and acceleration of total capital invested annually.
- Total capital invested has increased at a reputable CAGR of 41.1% from 2016 to 2021.
- Median pre-money valuation for deals has increased since 2017, from $7.5 million to $16.96 million in 2021.



Capital Invested and Deal Count in the Health Tech Industry, 2011 - 2021

Source: PitchBook Data, Inc.

COMPETITORS

WellSteps: Founded in 2006, WellSteps is a health care company which



provides innovative research-based employee wellness solutions. WellSteps has notable clients including Boeing, Cigna, Kaiser Permanente, and Hilton Hotels Corporation. Once properly trained to use the WellSteps platform, the company reportedly offers its wellness program for as little as $.50 per participant per month.[xxxi] Users can participate in all aspects of the WellSteps wellness program from the WellSteps mobile app that is available on the Apple App Store and on the Google Play store. Via the app, users can complete the personal health assessment, assess activity and incentive trackers, and participate in campaigns and challenges.[xxxii]



Virgin Pulse: Virgin Pulse is a health and wellbeing company that seeks to help improve corporate wellness across organizations. The mobile-first platform provides employees with tools for building better daily health habits and helps employees achieve their goals by curating a personalized plan for each user. The platform allows users to compete in challenges,



monitor rewards, and is reportedly accessible via desktop, mobile, and wearable devices, such as smartwatches.[xxxiii] Virgin Pulse reportedly impacts over 100 million people across 190 countries at more than 4,000 organizations. The company's Homebase for Health provides users with streamlined access to the resources and tools needed to build lasting, healthy behaviors. Virgin Pulse members reportedly return six times a day on average to its programs, partners, coaches, and resources.[xxxiv]



Burnalong: Founded in 2016, Burnalong is a holistic corporate health and well-being company. The company is now available through employers, hospital systems, health plans, studios, and more across the 50 US states and in more than 70 countries around the globe. In 2022, the company crossed 20,000 classes on the platform.[xxxv] The company provides custom implementation and engagement plans and offers diverse classes and instructors across more than 60 wellness categories. Employees have four free family accounts so they can schedule classes with friends, family, or collegues.[xxxvi]



Sonic Boom Wellness: Sonic Boom Wellness is a health-tech company that concentrates in corporate wellness. The company's core focus is social engagement in daily wellness activities. The company facilitates health assessments such as biometric screenings and other traditional health measurement tools within its employee wellness "hub".[xxxvii] The company's programs include engagement module (i.e. custom contests), incentive management (rewards and recognition tools), and my health (clinical-measurement tools for tracking progress and results).[xxxviii] In February 2021, Sonic Boom Wellness was acquired by Premise Health, the largest direct health care provider and an OMERS portfolio company. At the time of the acquisition Premise Health served more than 2,200 organizations and reached more than 11 million eligible members under its direct healthcare model.[xxxix]

EXECUTIVE TEAM

Gaurav Goomer, Founder & CEO: Gaurav Goomer has 15+ years of experience across business, finance and IT. Prior to launching MyLifeWell, Goomer worked at the Kellogg Company as the Sr. Manager IT, reportedly managing $50M across multiple IT Business projects. Before Kellogg's, he played a key role in launching and growing the Huper Optik brand in India. Goomer is a certified accountant, has an MBA in International



Business and a Master's in Business Analytics. He is also trained to be a Product Manager and a Scrum Master. Goomer believes his strength lies in his deep understanding of holistic wellness lifestyle combined with his experience in business and IT.



Doug Grosso, Chief Corporate Wellness Architect: Doug Grosso has 25+ years of experience in designing corporate wellness programs. He has worked with multiple companies across several industries and has helped them create and launch highly effective corporate wellness programs. Prior to joining MyLifeWell, Grosso successfully ran his own corporate wellness company for 20+ years and brings a lot of expertise in starting a corporate wellness company from ground up.



MicroVentures



Liana Buenaventura, Fractional Chief Marketing Officer: Liana Buenaventura has 20+ years of experience in designing brand-building strategies and implementing end-to-end digital marketing campaigns. She has a personal passion for health and wellness and has worked with several health and wellness brands in the past as the Sr. Account Director at a reputed digital marketing agency.

PAST FINANCING

Since inception, the company has raised $1.25 million via the issuance and sale of common stock.

INVESTMENT TERMS*

Security Type: Crowd Note
Round Size: Min: $25,000 Max: $700,000
Valuation Cap: $7 million
Discount: 20%
Conversion Provisions: In connection with equity financing of at least $1 million, the Company has the option to convert the Crowd Note into non-voting preferred stock (conversion shares) at a price based on the lower of (A) a 20% discount to the price per share for preferred stock by investors in the qualified equity financing or (B) the price per share paid on a $7 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

PRESS

Medium: Total Health: Gaurav Goomer of MyLifeWell On How We Can Optimize Our Mental, Physical, Emotional, & Spiritual Wellbeing
HR Tech Outlook: MyLifeWell: Embark on an End-to-End Wellness Journey

RISKS

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the



offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the

company becomes subject to claims and litigation for legal non-compliance,

- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

Information provided by MicroVenture Marketplace Inc. about the company discussed in this summary (the "Company") is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a



MICROVENTURES

recommendation, or an offer to sell, or a solicitation of an offer to buy, an interest, directly or indirectly, in the Company. Any offer or solicitation of an investment in the Company may be made only by delivery to qualified investors of the confidential private offering memorandum and documents attached as exhibits to the offering memorandum. You should rely solely on those offering documents in making any investment decision. An investment in the Company is not suitable for all investors.

i https://employee-wellness.hrtechoutlook.com/vendors/top-emerging-companies-in-employee-wellness.html
ii https://dprp.cdc.gov/Registry
iii https://www.forbes.com/sites/tracybrower/2021/03/14/wellness-and-the-future-of-work-some-of-the-best-companies-share-their-new-solutions/
iv https://www.pwc.com/mt/en/publications/humanresources/redefining-wellbeing-in-a-post-pandemic-world.html
v https://blog.corehealth.global/how-employee-wellness-programs-can-help-businesses-attract-and-retain-top-talent
vi https://www.verywellmind.com/how-the-glorification-of-busyness-impacts-our-well-being-4175360
vii https://www.betterup.com/blog/holistic-wellness
viii https://employee-wellness.hrtechoutlook.com/vendors/top-emerging-companies-in-employee-wellness.html
ix https://www.verywellmind.com/why-gen-z-is-more-open-to-talking-about-their-mental-health-5104730
x https://www.forbes.com/sites/bryanrobinson/2022/02/01/remote-work-is-here-to-stay-and-will-increase-into-2023-experts-say/
xi https://qz.com/2161567/americans-are-still-quitting-their-jobs-in-record-numbers/
xii https://www.mckinsey.com/industries/consumer-packaged-goods/our-insights/feeling-good-the-future-of-the-1-5-trillion-wellness-market
xiii https://www.wellright.com/blog/state-of-employee-well-being-2022-key-strategies-employers
xiv https://mylifewell.com/travel/destinations/the-americas/united-states/hotels-resorts/personal-discovery-3-night
xv https://www.mylifewell.com/travel/destinations/the-americas/mexico/hotels-resorts/holistic-wellness-retreat
xvi https://www.mylifewell.com/membership/app
xvii https://mylifewell.com/livewell/personal-coaching
xviii https://www.mylifewell.com/membership/app

https://www.mylifewell.com/membership/app

[xix] https://www.hcamag.com/us/specialization/benefits/facebooks-parent-company-meta-cutting-perks-for-employees/399035

[xx] https://www2.deloitte.com/us/en/pages/about-deloitte/articles/expanding-employee-benefits.html

[xxi] https://dprp.cdc.gov/Registry

[xxii] https://www.mylifewell.com/membership/app

[xxiii] https://mylifewell.com/livewell/personal-coaching

[xxiv] https://dprp.cdc.gov/Registry

[xxv] https://employee-wellness.hrtechoutlook.com/vendors/top-emerging-companies-in-employee-wellness.html

[xxvi] https://medium.com/authority-magazine/total-health-gaurav-goomer-of-mylifewell-on-how-we-can-optimize-our-mental-physical-emotional-278bcf9f971f

[xxvii] https://www.mckinsey.com/industries/consumer-packaged-goods/our-insights/feeling-good-the-future-of-the-1-5-trillion-wellness-market

[xxviii] https://www.grandviewresearch.com/industry-analysis/us-corporate-wellness-market

[xxix] https://www.grandviewresearch.com/industry-analysis/corporate-wellness-market



MicroVentures

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xxx VC Experts Data, Downloaded January 11, 2022

xxxi https://www.wellsteps.com/

xxxii https://www.wellsteps.com/wellsteps-apps/

xxxiii https://www.getapp.com/hr-employee-management-software/a/virgin-pulse/

xxxiv https://www.virgin.com/virgin-companies/virgin-pulse

xxxv https://www.burnalong.com/blog/quick-morning-workout-with-fox45

xxxvi https://www.burnalong.com/how-burnalong-works/

xxxvii https://www.sonicboomwellness.com/why-sonic-boom/

xxxviii https://www.sonicboomwellness.com/our-programs/

xxxix https://www.sonicboomwellness.com/press/premise-health-expands-digital-engagement-and-wellness-capabilities-through-acquisition-of-sonic-boom-wellness/

Confidential Executive Summary

EXHIBIT C

Subscription Agreement

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

DC Wellness, Inc.
115 Breckenridge Lane
Battle Creek, MI 49015

Ladies and Gentlemen:

The undersigned understands that DC Wellness, Inc., a corporation organized under the laws of Michigan (the "Company"), is offering up to $700,000 in principal amount of Crowd Notes (the "Securities") in a Regulation CF Offering (the "Offering"). This Offering is made pursuant to the Form C, dated September 20, 2022 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription

Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 pm Pacific Time on February 27, 2023, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank and Trust (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the

Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Michigan, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) **General.**
   i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder,

and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii.   The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii.   The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv.   Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i.   The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii.   The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii.   The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) **No Guaranty.**
The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (ii) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) **Status of the Undersigned.**
The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities

associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

 i.   The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time. The undersigned acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the undersigned hereunder.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or (B) make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged, or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Dispute Resolution.

a) General Rule.

Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state where the executive office of the Company is located at such time, unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b) Appeal of Award.

Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) Effect of Award.

Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) No Class Action Claims.

NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Michigan, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	115 Breckenridge Ln, Battle Creek, MI 49015 E-mail: gaurav@mylifewell.com Attention: Gaurav Goomer
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____   Legal Name of Entity   By_____   Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

DC Wellness, Inc.
By_____   Name: Gaurav Goomer   Title: Founder & CEO

EXHIBIT D

Crowd Note

DC Wellness, Inc.

CROWD NOTE

FOR VALUE RECEIVED, DC Wellness, Inc., a Michigan corporation (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $7 million.

The "**Discount**" is 20%.

The "**Offering Deadline**" is February 27, 2023.

1. Definitions.

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's preferred stock issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (i) the product of (A) one minus any applicable Discount and (B) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or (ii) the quotient resulting from dividing (A) the Valuation Cap by (B) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

    i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

    ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the

Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2x) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. "**Date of Issuance**" shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding common stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for common stock, (ii) exercise of all outstanding options and warrants to purchase common stock, and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. "**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $700,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price.

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its preferred stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale or series of related sales).

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l. "**Shadow Series**" shall mean shares of a series of the Company's preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

   i.   Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by irrevocable proxy; and

   ii. Shadow Series shareholders shall receive quarterly business updates from the Company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. "**Target CF Minimum**" shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

a. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Shares pursuant to the following:

   i.   If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

   ii. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

b. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

   i.   The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

c. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

Investor in writing of the terms of the Corporate Transaction.

i. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

A. Converting to Preferred Stock. Immediately prior to the closing of the Corporate Transaction, such Investor's Crowd Note shall be converted into that number of shares of preferred stock of the Company equal to the quotient obtained by dividing (1) the product of the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

B. Obtaining the Corporate Transaction Payment.

ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2(a).

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d. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

e. **Note Completion**. This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (ii) the payment of amounts due to the Investor pursuant to Section 2(c).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

a. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

c. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

d. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

e. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

f. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

g.   **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

a.   **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

b.   **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account and not with a view to, or for resale in connection with, any distribution of this Crowd Note or any underlying securities.

c.   **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

d.   **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

e. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

f. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

g. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

   a. **Security.** This Crowd Note is a general unsecured obligation of the Company.

   b. **Special Purpose Vehicle.** The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of capital stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

   c. **Successors and Assigns.** The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however</u>, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

   d. **Governing Law.** This Crowd Note shall be governed by and construed under the laws of Michigan as applied to other instruments made by Michigan residents to be performed entirely within the state of Michigan, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

   e. **Notices.** All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

   f. **Financing Agreements.** The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the preferred stock sold in the Qualified Equity Financing (or the Shadow Series).

g. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h. **Transfer of a Crowd Note**. Subject to (i) the prior written approval of the Company, which may be given or withheld in the Company's sole discretion and (ii) compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i. **Closing Procedures**. Investor funds can be released to the Company if (i) the Target CF Minimum is reached on or before the Offering Deadline; or (ii) the Company conducts an intermediate close, subject to certain terms and conditions.

j. **Entire Agreement; Amendments and Waivers.** This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution.**

a. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state in which the executive office of the Company is located at such time of dispute unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his

or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. Investments may be accepted up to the Maximum Raise Amount up until the Offering Deadline.

EXHIBIT E

Pitch Deck

51



MyLifeWell

—LIVE WELL. TRAVEL WELL. SHOP WELL.—

Your one-stop wellness platform.

Confidential Information

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.

Current Situation

Recently, mental and social wellness issues have come to surface[1], remote work become the new norm[2], and a record number of people are quitting jobs[3], all while there has been a rise in the health and wellness solutions market.[4]



The Problem

Health and wellness solutions that address
only one or two aspects of the client's overall wellness needs, can lead to



**Broken Client
Journey**

Non-holistic solutions
may be unable to
provide an integrated
well-being experience.



**Managing Multiple
Vendors**

Non-holistic solutions can put
the onus on B2B and B2C
clients to manage multiple
apps and vendors.



**Lower
Engagement**

Non-holistic solutions may
experience lower
engagement due to
broken client journey.





Our Mission

To help improve personal and social well-being of end-users all over the world.

Our Value Proposition

To be a one stop wellness lifestyle platform by streamlining a client's end to end wellness journey.

Platform

Creating an integrated wellness programming and rewards/reimbursement platform that offers solutions at each stage of a client's wellness journey. MyLifeWell is focused on 3 core pillars: Live Well, Travel Well and Shop Well.






Live Well
A holistic wellness lifestyle platform

- All-in-one wellness app bringing various dimensions of wellness into one seamless platform

Travel Well
A wellness travel platform

- Yoga and fitness retreats
- Active and wellness tours (health and wellness getaways)

Shop Well
A wellness products marketplace

- Yoga and fitness equipment, accessories, gift cards and so on



Business Model and Strategy

We expect to acquire end-users through the subscription model and then re-direct individuals & employees to travel, shop, and purchase personal training packages.



Subscription Model → **B2B avg:** $5/employee/month

Commission Model (rewards + stipend)

Personal Training

Travel Well

Shop Well





Business Model & Strategy (Target Audience)



B2B
(Primary)

B2C
(Secondary)

Direct

- Corporations
- Health clubs
- Education
- Healthcare

Indirect

- Insurance brokers
- Health care providers
- Other corporate wellness companies

Direct

- Facebook
- Instagram
- Pinterest
- Google
- Youtube

Indirect

- Influencers
- Personal trainers/ coaches
- Other health & wellness companies



Market Size

$1.5T Global Wellness Market[5]

$52.8B Global Corporate Wellness Market[6]

$18B U.S. Corporate Wellness Market[7]



Traction

- The company has developed a diabetes prevention program and hopes to be named to the CDC's list of recognized diabetes prevention program registry members by the end of 2022[8]

- Recognized as a "Top Emerging Employee Wellness Company for 2022" by HR Tech Outlook[9]

- Featured article in Authority Magazine[10]

- The company has conducted 60 product demos in 2022, up from 13 self-reported demos in 2021



3 Year Roadmap

2022

2023

2024

- Focus on signing contracts covering 10,000 employees by end of 2022
- Build a strong management and sales team for B2B pillars
- Launch the CDC-recognized diabetes program by the end of 2022

- Continued focus on signing B2B contracts with a target of 50,000 employees covered by the end of 2023
- Launch the wellness reimbursement platform as a stand-alone service
- Aggressive promotion of wellness products, travel packages, and diabetes prevention program to the users base
- Focus on building relationships with universities with a target of 10,000 student lives covered by end of 2023

- Target of having B2B contracts in hand covering 200,000 employees by end of 2024
- Continued focus on expanding the Travel Well, Shop Well, and Lifestyle program management pillars
- Target covering 50,000 students lives by end of 2024





Management Team & Advisors

Gaurav Goomer
Founder & CEO



- Launched 2 global brands in India
- 5 years experience managing technology projects at Kellogg's as Sr. Manager, IT
- MBA, Certified Accountant, Masters in Analytics, Trained to be a Scrum Master & Product Manager

Gurinder Kaur
Technology Advisor



- Ex North America CIO, Coca Cola
- Ex VP of Information Technology at Kellogg's

Bill Greer
Corporate
Wellness Advisor



- Retired HR leader with 30+ years experience.
- Ex- Managing Director of Total Rewards at Blue Cross Blue Shield Association.

Doug Grosso
Chief Wellness Architect



- 25+ yrs experience in designing corporate wellness programs.
- Previous founder of Properwell.com

Liana Buenaventura
Fractional CMO



- 22+ years in digital marketing and brand strategy
- Launched 3 businesses: freelance design agency, Bali travel concierge and CMO services for health and wellness brands
- Former Senior Account Director of Digital and Strategy focusing consumer tech clients





MyLifeWell
—LIVE WELL. TRAVEL WELL. SHOP WELL.—

1) https://www.verywellmind.com/why-gen-z-is-more-open-to-talking-about-their-mental health-5104730
2) https://www.forbes.com/sites/bryanrobinson/2022/02/01/remote-work-is-here-to-stay-and-willincrease-into-2023-experts-say/?sh=787de99420a6
3) https://qz.com/2161567/americans-are-still-quitting-their-jobs-in-record-numbers
4) https://www.mckinsey.com/industries/consumer-packaged-goods/our-insights/feeling-good-thefuture-of-the-1-5-trillion-wellness-market
5) https://www.mckinsey.com/industries/consumer-packaged-goods/our-insights/feeling-good-thefuture-of-the-1-5-trillion-wellness-market
6) https://www.grandviewresearch.com/industry-analysis/corporate-wellness-market
7) https://www.grandviewresearch.com/industry-analysis/us-corporate-wellness-market
8) https://dprp.cdc.gov/Registry
9) https://employee-wellness.hrtechoutlook.com/vendors/top-emerging-companies-in-employee-wellness.html
10) https://medium.com/authority-magazine/total-health-gaurav-goomer-of-mylifewell-on-how-we-can-optimize-our-mental-physical-emotional-278bcf9f971f

Risk Disclosures

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Risk Disclosures

<u>Company Risk</u>

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

Risk Disclosures

<u>**Company Risk (cont'd)**</u>

- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.